CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Completed Private Placement

July 13th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has completed its non-brokered private placement announced on May 20, 2011 for gross proceeds of $817,000. The proceeds will be used for business development, potential acquisition opportunities, and general working capital purposes.  The private placement securities are subject to a hold period expiring on October 30, 2011 as to 1,690,000 units and on November 12, 2011 as to 1,033,333 units.

Participating in the private placement were several investors in the United States. The securities were offered and sold in the United States pursuant to section 4(2) of the United States Securities Act of 1933 (the “1933 Act”).  The securities have not been and will not be registered under the 1933 Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the 1933 Act.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.